Blacksands Petroleum, Inc.
401 Bay Street, Suite 2700, PO Box 152
Toronto, Ontario Canada M5H 2Y4
Tel: +1 (416) 359 7805
Fax: +1 (416) 359 7801
E-mail: pparisotto@coniston.ca
Website: www.blacksandspetroleum.com

June 10, 2009

Mr. James Giugliano

Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

By Fax:	202-772-9368

And filed on EDGAR as Correspondence

Dear Mr. Giugliano:

Re:	Blacksands Petroleum, Inc.
Form 10-KSB for Fiscal Year Ended October 31, 2007
Filed January 29, 2008
Form 10-Q for Quarterly Period Ended January 31, 2008
Filed March 24, 2008
Response Letter Dated May 15, 2008
Response Letter Dated August 18, 2008
Form 10-Q for Quarterly Period Ended July 31, 2008
Filed September 15, 2008
Response Letter Dated October 20, 2008
Response Letter Dated December 19, 2008
Response Letter Dated February 20, 2009
Form 10-K for Fiscal Year Ended October 31, 2008
Filed February 20, 2009
Form 10-Q for Quarterly Period Ended January 31, 2009
Filed March 20, 2009
Response Letter Dated May 8, 2009
File No. 000-51427

We are in receipt of your letter dated May 22, 2009, have reviewed your letter with our advisors, and have the following responses to your comments.

Form 10-Q for the Quarterly Period Ended January 31, 2009

Financial Statements

Note 2 – Oil and Gas Property Costs, page 7

1.     We note you have not incurred any impairment of your oil and gas property (property acquisition costs) despite changes in the oil (and bitumen) economic landscape over the past 12 months as well as your unsuccessful attempt to obtain exploratory permits. Please tell us how you have considered these or other pertinent factors in determining no impairment is necessary at this time. Refer to paragraph 28 of FAS 19.

Please also expand your management’s discussion and analysis in future filings and amendments to address this critical accounting policy. Your expanded disclosure should address the risk of impairment, when you last evaluated your oil and gas property for impairment, the factors considered, and your basis for conclusion. Your critical accounting policy disclosure should also analyze the uncertainties inherent in your impairment conclusions and the variability that is reasonably likely to result from changes in assumptions over time (e.g. what changes in assumptions would lead to impairment). In your response to this comment, please provide us a sample of your proposed future disclosure.

Management’s Response:

For our January 31, 2009 quarter, we considered both the economic landscape, our unsuccessful attempt to obtain the exploratory permits, the continued availability of the exploratory permits, the remaining terms of the joint venture agreements, and the Company’s intentions with respect to the Projects, and we determined that there had been no impairment of the oil and gas property costs.

Specifically, until April 2009, the Company continued to actively maintain current and pursue additional access rights. This is evident through the ratification of the La Loche agreement on February 14, 2009 and the maintenance of scheduled payments to the BRDN and other additional expenses to uphold our current access rights. During April, as a result of shareholder pressure to maintain shareholder value, management conducted internal discussions, the Board of Directors agreed in principle, and the Company announced on April 30, 2009 that it intends to sell 2/3rds of its 75% interest in Access Energy to Access Energy’s minority shareholder for nominal cash consideration, cancellation of our obligation to fund Access Energy (including the scheduled payment of approximately $1.3M due May 24, 2009 to the BRDN), and cancellation of the warrants held by the minority shareholder of Access Energy. As a result of these events, we reviewed our oil and gas property costs for impairment given the proposed transaction and other factors, and determined that there has been an impairment in the value of the oil and gas property costs as at April 30, 2009. We have reflected the impact of this impairment in our Form 10Q for the period ended April 30, 2009 yet to be finalized and filed.

We expanded our disclosure in our Management’s Discussion and Analysis in our amended Form 10Q for January 31, 2009 filed May 29, 2009, and for your convenience, the expanded disclosure contained in MD&A under the subheading of “Critical Accounting Policies” is reprinted below:

Oil and Gas Properties

The Company follows the successful efforts method of accounting for its oil and natural gas properties. Unproved oil and gas properties are periodically assessed and any impairment in value is charged to exploration expense. The costs of unproved properties, which are determined to be productive, are transferred to proved oil and gas properties and amortized on an equivalent unit-of-production basis. Exploratory expenses, including geological and geophysical expenses and delay rentals for unevaluated oil and gas properties, are charged to expense as incurred. Exploratory drilling costs are initially capitalized as unproved property but charged to expense if and when the well is determined not to have found proved oil and gas reserves. In accordance with Statement of Financial Accounting Standards No. 19, exploratory drilling costs are evaluated within a one-year period after the completion of drilling.

The carrying values of oil and gas property costs are reviewed periodically, when impairment factors exist, to determined whether they have been impaired. If impairment is deemed to exist, a loss is recognized by providing a valuation allowance. A write-down may be warranted in situations where a property/project is to be sold, abandoned; or exploration activity ceases on a property due to unsatisfactory results or insufficient available funding or inability to obtain oilsands exploration permits.

As of October 31, 2008, the Company has determined that there is no impairment of its oil and gas property costs based on current conditions, including consideration of the price of oil, the remaining length of time of the joint venture agreements, the availability of the oilsands exploratory permits, and the Company’s intentions to continue to focus on the exploration of the A10 Project and the La Loche Project.

The recoverability of amounts shown as oil and gas property costs is dependent upon the discovery of economically recoverable reserves, the Company’s ability to obtain financing to develop the properties, and the ultimate realization of profits through future production or sale of properties. These and other uncertainties could adversely affect the future carrying value of oil and gas property costs.

For the quarter ended January 31, 2009, there was no significant change in any impairment factor, and the Company concluded there has been no impairment.

Note 3 – Stockholders’ Equity and Loss per Share Calculation, page 8

2.     We note your response to prior comment number six from our letter dated April 9, 2009. Please confirm to us that the warrants issued to Mr. Burden are considered a share-based payment to a non-employee. Please also tell us the following:

a)	What goods or services are provided (or to be provided) by Mr. Burden in consideration for the warrant issuance;
b)

What factors you considered as the basis for your conclusion that the fair value of the warrants issued is more reliably measurable than the fair value of the goods or services received in this share-based payment transaction;

c)	What date you determined to be the measurement date, and what events or circumstances you considered in determining this date;
d)

How you determined it is appropriate to expense the warrants (rather than capitalize or defer), and whether the result would be different had the value of Mr. Burden’s goods or services been paid in cash; and

e)

How you determined the second quarter of fiscal year 2009 is the appropriate recognition period (versus prior or subsequent periods), and whether the results would have been different had the value of Mr. Burden’s goods or services been paid in cash.

Please refer to paragraphs 7 and 8 of FAS 123R and EITF 96-18.

Management’s Response:

In response to your initial comment, we confirm that the warrants issued to Mr. Burden are considered a share-based payment to a non-employee. We also provide the following information:

a)

The warrants were issued as part of the consideration for the Access acquisition. The warrants were to vest when Access Energy signed another agreement with a First Nation. Mr. Burden was not required to deliver any active service since the acquisition of Access and the vesting depended upon a performance condition outside his direct influence or control.

b)	Since Mr. Burden did not deliver any active service since the acquisition of Access, we determined that the fair value of the warrants issued is more reliably measurable.
c)

We considered that the measurement date of the Burden warrants was February 14, 2009, the date the Joint Venture Agreement with La Loche Clearwater Development Authority Inc. was ratified. This was the final step to finalizing the Joint Venture Agreement and as a result, was the vesting date of the warrants. EITF 96-18 notes “that the issuer should measure the fair value of the equity instrument using the stock price and other measurement assumptions as of the earlier of either the following:

1)	The date at which a commitment for performance by the counterparty to earn the equity instrument is reached (a “performance commitment”); or
2)	The date at which the counterparty’s performance is complete.”

Since there is no performance commitment as there is no penalty for non-performance beyond the loss of the warrants, the measurement date is the date of performance completion (i.e. obtaining another signed agreement with a First Nation).

d)

The cost of these warrants will initially be capitalized as part of the acquisition of the access rights related to the La Loche Joint Venture Agreement as supported under FAS 19. However, as noted in the response above, all capitalized property costs, including capitalized warrants, are being expensed as a result of an identified impairment. Accordingly, the cost of these warrants will be expensed as an impairment charge during the quarter ended April 30, 2009. The results would not have been different if Mr. Burden’s services had been paid in cash.

e)

We determined the second quarter of fiscal 2009 as the appropriate recognition period by reference to EITF 96-18 which notes that “if, on the measurement date, the quantity or any of the terms of the equity instrument are dependent on the achievement of counterpart performance conditions that, based on the different possible outcomes, result in a range of aggregate fair values for the equity instruments as of that date, then the issuer should utilize the lowest aggregate (that is the variable terms times the applicable number of equity instruments) amount within that range for recognition purposes. This amount may be zero.” The lowest aggregate amount from the date of issuance (August 3, 2007) to the date of ratification of the Joint Venture Agreement (February 14, 2009) would be zero as the vesting requirement was not met until this time. The event that finalized our Joint Venture with the LLCDA, fell in the second quarter of our fiscal year 2009. The results would not have been different if Mr. Burden’s services had been paid in cash.

Thank you for your comments. If you should have any questions regarding the quarterly report or our response letter, please do not hesitate to contact me at (416) 359-7808.

Yours truly,

/s/ Paul A. Parisotto

Paul A. Parisotto

President & Chief Executive Officer